AM
9-6-2005



05043583

SECURITIE[S AND EXCHANGE COMMIS]SION
Washington, D.C. 20549

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AUG 26 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 8/30

SEC FILE NUMBER
8-48032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-04 (MM/DD/YY) AND ENDING 06-30-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Services International Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 5th Avenue, Suite 6870

(No. and Street)

Seattle	Washington	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda R. Pingree (206) 386-5475

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Associates, P.S.

(Name — *if individual, state last, first, middle name)*

600 University Street, Suite 2828	Seattle,	WA	98101-3301
(Address)	(City)	(State)	Zip Code)

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Brenda R. Pingree, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Sec. / Treas

Title

Notary Public



NOTARY
PUBLIC
SEPT 20, 2005
STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL SERVICES INTERNATIONAL CORP.

Financial Statements for the Year Ended
June 30, 2005
and Independent Auditors' Report

FINANCIAL SERVICES INTERNATIONAL CORP.

TABLE OF CONTENTS

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Financial Services International Corp.
Seattle, Washington

We have audited the accompanying statement of financial condition of Financial Services International Corp. as of June 30, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson & Associates, P.S.

August 23, 2005

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Financial Condition
June 30, 2005

ASSETS

Cash and cash equivalents	$ 32,418
Cash deposit with clearing organization	25,235
Accounts receivable	14,243
Receivable from clearing organization	1,247
Prepaid expenses	2,916
Reimbursements and refunds receivable	1,362
Securities owned:	
Marketable, at market value	11,316
Equipment, at cost, less accumulated depreciation of $1,248	4,146
Deposits	669
	$ 93,552

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 12,438
Accrued expenses	36,105
	48,543
Stockholders' equity:	
Common stock, par value $0.01 per share, 1,000,000 shares authorized, 100,000 shares issued	1,000
Additional paid-in capital	8,000
Retained earnings	36,009
	45,009
	$ 93,552

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Income
For the Year Ended June 30, 2005

Revenues:	
Commissions, concessions, and fees	$ 1,538,204
Unrealized gains on securities	7,536
Interest	883
	1,546,623
Expenses:	
Commissions	1,364,668
Wages and payroll taxes	126,100
Depreciation	508
Employee benefits	1,255
Insurance	17,373
Interest	658
Meals and entertainment	569
Office supplies and expenses	3,506
Other expenses	2,804
Professional fees	6,004
Rent	8,895
Taxes, licenses, and registration fees	7,374
Telephone	2,592
	1,542,306
Income (loss) before income taxes	4,317
Income tax (expense) benefit	1,362
Net income (loss)	$ 5,679

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at July 1, 2004	$ 1,000	$ 8,000	$ 30,330	$ 39,330
Net income (loss)			5,679	5,679
Balances at June 30, 2005	$ 1,000	$ 8,000	$ 36,009	$ 45,009

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities:	
Net income (loss)	$ 5,679
Adjustments to reconcile net income to net cash provided (used) in operating activities:	
Depreciation	508
Unrealized (gains) losses	(7,536)
(Increase) decrease in operating assets:	
Accounts receivable	(2,911)
Deposit with clearing organization	(144)
Receivable from clearing organization	69
Prepaid expenses	(2,916)
Reimbursements and refunds receivable	675
Deposits	70
Increase (decrease) in operating liabilities:	
Accounts payable	(1,704)
Accrued expenses	29,782
Federal income tax payable	(1,258)
Net cash provided (used) by operating activities	20,314
Cash flows from invesing activities:	
Purchase of equipment	(3,486)
Increase (decrease) in cash	16,828
Cash and cash equivalents, beginning of year	15,590
Cash and cash equivalents, end of year	$ 32,418
Supplemental cash flow disclosures:	
Income tax payments (refunds)	$ 1,258
Interest payments	$ 658

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
For the Year Ended June 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Financial Services International Corp. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker-dealer. The Company's correspondent broker-dealer is located in St. Petersburg, Florida. The company is engaged in the general retail securities business and is registered to do business in nine states. Its office is located in Seattle, Washington.

Cash and cash equivalents
The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Receivables
Receivables are stated at their unpaid balances.

Equipment and depreciation
The Company capitalizes all expenditures for equipment in excess of $500. Equipment is stated at cost. Depreciation is computed using an accelerated method over five to seven years.

Income and expense recognition
Financial Services International Corp. records income and expense on the accrual basis. Commission revenue and expenses are reflected in these financial statements on a trade date basis.

Federal income taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
For the Year Ended June 30, 2005

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company had net capital of $29,986, which was $24,986 in excess of its required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of 1.62 to 1.

NOTE 3 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of the Securities and Exchange Commission's rule 15c3-3 (k)(2)(ii) by having clients send all funds and securities to the correspondent broker-dealer which carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space with a financial services firm of which the majority stockholder of the Company is a major owner. During the first quarter of the fiscal year approximately $1,150 was paid to the stockholder for the Company's occupancy expenses. Since October 2004, each entity paid its share of expenses directly to the vendors. See Note 8.

The majority stockholder generated approximately $145,900 in revenues and earned approximately $130,000 in commissions. She also earned a salary of $51,228. The minority stockholder generated approximately $10,700 in revenues and earned approximately $7,000 in commissions. She also earned a salary of $30,288 for administrative services provided.

NOTE 5 - CONCENTRATION OF ECONOMIC DEPENDENCY

One independent sales associate generated approximately 49 percent of the Company's sales, and another generated approximately 18 percent of sales. The majority stockholder generated approximately ten percent of sales.

NOTE 6 - SECURITIES OWNED

Securities consist of 600 common stock shares of The Nasdaq Stock Market, Inc., purchased in a subscription offering to NASD members in connection with the Nasdaq private placement. The securities are stated at market value.

NOTE 7 - RETIREMENT PLAN

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate, and one employee participated. A three percent contribution of eligible salary was made to the plan and amounted to $594.

NOTE 8 – OPERATING LEASE

The Company subleases office space from a financial services firm of which the majority stockholder of the Company is a majority owner. The lease expires September 30, 2009.

Future minimum lease payments under the lease for the years ending June 30, 2006, through June 30, 2010, are:

Year		Amount
2006	$	17,234
2007		17,679
2008		18,013
2009		18,310
2010		4,596
	$	75,832

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
June 30, 2005

COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 45,009
Non-allowable assets:	
Unsecured commissions receivable in excess of related commissions payable	(4,154)
Prepaid expenses	(2,916)
Reimbursements and refunds receivable	(1,362)
Equipment, net	(4,146)
Deposits	(669)
Net capital before haircuts on securities positions	31,762
Haircuts on securities and money market	1,776
Net capital	$ 29,986
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 48,543
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 3,236
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 24,986
Excess net capital at 1000%	$ 25,132
Ratio: Aggregate indebtedness to net capital	1.62 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Part II FOCUS report	$ 32,506
Additional non-allowable assets	(3,585)
Adjustments to commissions receivable	518
Audit adjustments to net income	1,720
Adjustments to reimbursements and refunds receivable	(1,362)
Adjustment to depreciation	169
Reduce haircut on money market	20
	$ 29,986

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
June 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker on a fully disclosed basis.

Company's clearing firm: Raymond James & Associates, Inc.

WATSON & ASSOCIATES, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Financial Services International Corp.
Seattle, Washington

In planning and performing our audit of the financial statements of Financial Services International Corp. for the year ended June 30, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TELEPHONE: (206) 624-2380 FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Financial Services International Corp. for the year ended June 30, 2005, and this report does not affect our report thereon dated August 23, 2004.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Watson & Associates, P.S.

August 23, 2004